Exhibit 99.1

May 23, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –First Quarter 2012 Financial Report

Below please find the Company’s First Quarter 2012 Financial Report as originally filed in Israel on May 23, 2012, translated into English.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Interim Financial Reports as of March 31, 2012:

Directors Report on the State of the Company’s Affairs

Update to the Description of the Company’s Business

Interim Consolidated Financial Statements as of March 31, 2012

Interim Separate Financial Statements as of March 31, 2012

Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Israeli Securities Regulation

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended March 31, 2012

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the financial statements of the Company for the period ended March 31, 2012 (the “Reporting Date”):

1.	General

A.	Introduction

The Company, through its consolidated subsidiaries1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector. In addition, the Group operates in the medical office buildings sector in North America, the senior housing facilities sector in the U.S., as well as in initiation, development, management and construction of real estate projects in Israel and Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields, both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trade on the Tel Aviv Stock Exchange Ltd (the “Stock Exchange”) and, since December 2011, also on the New York Stock Exchange (“NYSE”).

The Company’s policy, as expressed over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of property, together with the implementation of this policy, will yield added value for shareholders.

B.	Properties

As of March 31, 2012, the Group owns and manages 635 properties, as follows:

•	567 shopping centers of various sizes

•	14 shopping centers under development

•	15 senior housing facilities (encompassing 1,665 units)

•	28 medical office buildings

•	11 other properties

The above properties have a gross leasable area (“G.L.A.”) of approximately 6.7 million square meters. The properties are recorded in the Company’s financial statements at their fair value of approximately NIS 60.2 billion (approximately NIS 71.9 billion, assuming full consolidation2) and generate annual rental income of approximately NIS 5.6 billion (approximately NIS 6.7 billion, assuming full consolidation3) (annual rental income figures are based on the gross annual rentals from the properties owned and on the exchange rates as of March 31, 2012).

[1]

Reference to consolidated subsidiaries includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are consolidated by the Company according to the proportionate consolidation method.

[2]

Assuming the full consolidation of jointly controlled companies, consolidated according to the proportionate consolidation method, and the full inclusion of the value of properties managed by the Group.

[3]

Assuming the full consolidation of jointly controlled companies, consolidated according to the proportionate consolidation method, and the full inclusion of the rental income from the properties managed by the Group.

In the U.S., the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on NYSE. EQY is a REIT for U.S. tax purposes. As of March 31, 2012, the Company owns, directly and indirectly (including through the subsidiary, Gazit America Inc., as described below), approximately 43.3% of EQY’s share capital (approximately 42.0% of the voting rights). EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, Atlanta and Louisiana, and in the northeastern United States, mainly in the area of New York, Boston and Connecticut, as well as on the West Coast of the U.S., mainly in California. EQY owns 163 income-producing properties (157 operating shopping centers and 6 other properties), with a G.L.A. of approximately 1.8 million square meters, as well as a shopping center under development.

In addition, EQY partly owns, through joint ventures (10%/20%), and manages 13 shopping centers in the U.S., with a G.L.A. of approximately 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), is engaged in the medical office buildings sector and owns 15 medical office buildings in the U.S., with a G.L.A. of 128 thousand square meters. The Company also operates in the United States through Royal Senior Care, LLC (“RSC”) (60%) which operates in the senior housing facilities sector in the southeastern United States. As of March 31, 2012, RSC owns and manages 15 senior housing facilities (including 2 properties in which RSC has a 20% interest, entitling it to management fees and including an incentive mechanism), encompassing 1,665 units.

In Canada, the Company mainly operates through First Capital Realty Inc. (“FCR”), a public company listed on the Toronto Stock Exchange (“TSX”). As of March 31, 2012, the Company holds 50.0% of FCR’s share capital. FCR’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns 159 shopping centers in Canada, with a G.L.A. of approximately 2.1 million square meters and 7 shopping centers under development.

The Company also operates in Canada through Gazit America Inc. (“GAA”), a public company listed on the TSX. As of March 31, 2012, the Company holds 73.1% of GAA’s share capital. In addition to its holding of approximately 14.3 million shares of EQY (approximately 12.7% of the share capital and approximately 11.4% of the voting rights, as of March 31, 2012), GAA operates in the medical office buildings sector in Canada and owns 13 medical office buildings, with a G.L.A. of approximately 101 thousand square meters.

In Brazil, the Company operates through Gazit Brazil Ltda. (“Gazit Brazil”), a wholly-owned subsidiary of the Company. Gazit Brazil is active in the acquisition, development, and management of shopping centers in Brazil. As of March 31, 2012, Gazit Brazil owns 4 income-producing shopping centers with a G.L.A. of approximately 40 thousand square meters.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of March 31, 2012, the Company owns approximately 48.0% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia and Lithuania and owns 75 shopping centers and other retail properties of various sizes, with a G.L.A. of approximately 1 million square meters, and 2 shopping centers under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”) – a company incorporated in Jersey, the Channel Islands, listed on the Vienna Stock Exchange and on the Euronext stock exchange, Amsterdam, the Netherlands, and proportionately consolidated. As of March 31, 2012, the Company owns approximately 33.4% of ATR’s share capital (the Company has a shareholders’ agreement with CPI, a fund that is part of the Apollo Global Real Estate Management L.P. Group (“CPI”) that holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR). ATR operates primarily in Poland, the Czech Republic, Slovakia and Russia, and to a lesser extent in Hungary, Romania and Latvia. It owns 155 income-producing shopping centers and other retail properties of various sizes, which have a G.L.A. of approximately 1.2 million square meters. It also has 3 properties under development and 34 plots of land for future development.

In addition, the Company also operates in Germany in the shopping centers sector, where it operates through wholly-owned subsidiaries (“Gazit Germany”). As of March 31, 2012, Gazit Germany owns 6 shopping centers and one other income-producing property with a combined G.L.A. of approximately 101 thousand square meters and land for future development.

In Israel, the Company is active in the acquisition, development and management of shopping centers through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”), which is 75% owned. Gazit Development owns 10 income-producing shopping centers, in Israel, with a G.L.A. of approximately 124 thousand square meters and has a shopping center under development, as well as land for future development. Gazit Development is also active in Bulgaria and Macedonia, through its wholly-owned subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a G.L.A. of approximately 7 thousand square meters and land reserves for future development.

In addition, Gazit Development also operates in Israel through Acad Building & Investments Ltd. (“Acad”), whose main activity is the holding, directly and indirectly, of 73.9% of the share capital and voting rights of U. Dori Group Ltd. (“Dori Group”), a public company listed on the Stock Exchange. Dori Group is primarily engaged (including through U. Dori Construction Ltd., which is also a public company) in the field of initiating, developing, constructing and selling real estate projects and the management and performance of contractual works in the real estate sector in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is involved in the construction of a private power station in the Ashkelon region of Israel. In addition, Acad also is the part-owner of rights in an income-producing property in Israel.

The Regions (marked -) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including up-to-date presentations, supplemental information packages regarding assets, liabilities and other information (it being clarified that such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s Internet website – www.gazit-globe.com, and the Internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.gazitamerica.ca

www.dori.co.il

C.	Effects of the Financial Crisis and Volatility on the International Capital Markets

The implications of the economic crisis that began in 2007 for the markets in which the Group operates led, inter alia, to a certain adverse effect, which is not material, on cash flows from the Group’s properties and to an increase in cash flow cap rates; these factors led to a decline in the fair value of the Group’s properties in 2008 and 2009. During 2010 and at the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. Notwithstanding the above statement, the recent period has seen ever-greater volatility and uncertainty in the global financial markets, which apparently stems from the economic disquiet prevailing in Europe. The effect of the aforementioned volatility and uncertainty is reflected, as of the date of approving the reports, primarily in the price of company shares in Europe (that have been trading at below their equity value for a considerable time). On the other hand, the uncertainty and the credit crunch in Europe have created a number of opportunities for the Group to acquire attractive properties, which the Group’s European public companies took advantage of in 2011.

The Company assesses that, as of March 31, 2012 and as of the date of approval of the financial statements, the crisis that began in 2007 still has a localized effect on the operating results of certain Group companies and has a certain adverse, but not material, effect on the cash flows from the properties of those companies. As of March 31, 2012, the Company is reporting an increase in occupancy rates and in average rent rates, and no significant delays in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved credit facilities.

Notwithstanding the situation described above, a renewed outbreak of global financial crisis, such as we have been witnessing in recent months, could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows and/or a fall in the value of the shares of the Group’s public companies. It could also cause a decline in the fair value of the investment property, investment property under development and fixed assets of the Group.

The Company’s assessment regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position is not certain nor is it under the Company’s control; it therefore constitutes forward-looking statements. This assessment is based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessment is based to a material extent on its present expectations and assessment with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessment will indeed be realized, since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

D.	Highlights - First Quarter of 2012 (the “Reporting Period”)

	For the 3 months ended March 31
(NIS in millions, other than per share data)	2012	2011	Change
Rental income	1,411	1,268	11%
NOI[1]	935	828	13%
Proportionately consolidated NOI[2]	531	446	19%
FFO[3]	126	89	42%
Diluted FFO[3] per share (NIS)	0.76	0.57	33%

Investments in investment property, investment property under development and fixed assets	1,150	3,474	—
Fair value gain from investment property and investment property under development	321	69	—
Net income (loss) attributable to equity holders of the Company	260	(*) (14)	—
Diluted earnings (loss) per share (NIS)	1.52	(*) (0.09)	—
Cash flows from operating activities	146	342	—
Equity attributable to equity holders of the Company	7,396	(*) 6,123	—
Equity per share attributable to equity holders of the Company (NIS)	44.9	(*) 39.7	—
Net asset value per share (EPRA NAV4) (NIS)	51.6	41.1	—
EPRA NNNAV[4] per share (NIS)	41.6	(*) 36.9	—

•

The Group raised a net amount of approximately NIS 131 million in share capital from the public (including approximately NIS 73 million through conversion of FCR’s convertible debentures) in the Reporting Period, compared to approximately NIS 304 million in the corresponding quarter last year.

•	As of March 31, 2012, the Group had liquid balances and unutilized credit facilities available for immediate drawdown amounting to approximately NIS 8.2 billion.

•	The ratio of net debt to total assets totaled approximately 58.0%, as of March 31, 2012, similar to the ratio as of December 31, 2011.

(*)

Retroactively adjusted due to the amendment to IAS 12, refer to note 2.b of the financial statements. Due to the retroactive adjustment of the financial statements for the three-month period ended March 31, 2011 and for the year 2011, the data for these periods that are included in the Directors’ Report have also been retroactively adjusted.

[1]	NOI – Rental income, net of property operating expenses, excluding depreciation expenses.
[2]	For details of the Company’s proportionate share in the NOI of Group companies, in accordance with its holding rate in the equity of each of the Group companies, refer to section G.3 below.
[3]

The FFO is presented according to the management approach and in accordance with the EPRA criteria. For FFO data and the adjustments made thereto for the purpose of its calculation according to the management approach, refer to section G.2 below.

[4]	Refer to section G.4 below.

E.	The Company’s Major Holdings are Shown Below (Ownership Percentages are as of March 31, 2012):

First Capital Reality (FCR)
50.0%
Gazit America (GAA)
73.1%
Canada
12.7%
Equity One (EQY)
34.1%
Royal Senior Care
60.0%
USA
ProMed Properties
100%
Gazit Brazil
100%
Brazil
GAZIT-GLOBE
Citycon (CTY)
48.0%
Atrium European Real Estate (ATR)
[1]33.4%
Gazit Germany
100%
Europe
Gazit Development (Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
75%
Israel
73.9%
U.Dori Group

[1]	A company jointly controlled together with CPI, which holds to the best of the Company's knowledge, approximately 19.4% of the share capital of ATR.

F.	Breakdown of Net Rental Income (“NOI”)[1], According to the Company’s Operating Regions:

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section G.3 below.

G.	Additional Information Concerning the Company’s Assets and Liabilities

1.	Summary of the Company’s holdings as of March 31, 2012:

Name of company	Type of security/ property	Holding (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of March 31, 2012 (NIS in millions)
EQY[1]	Shares (NYSE)	38.4	34.1	1,881	2,885
FCR	Shares (TSX)	90.2	50.0	4,863	5,994
CTY	Shares (OMX)	133.5	48.0	2,077	1,659
CTY	Convertible debentures (OMX)	42	—	228	—
ATR	Shares (Euronext, VSX)	124.6	33.4	3,746	2,273
GAA	Shares (TSX)	17.0	73.1	301	297
Dori Group[2]	Shares (TASE)	75.1	55.4	158	98
RSC[3]	Income-producing property	—	—	560	—
Income-producing property in Europe	Income-producing property	—	—	1,010	—
Land in Europe[4]	Property under development and land	—	—	291	—
ProMed	Income-producing property	—	—	1,835	—
Brazil	Income-producing property	—	—	516	—
Income-producing property in Israel[4]	Income-producing property	—	—	1,728	—
Property under development and land in Israel[4]	Property under development and land	—	—	146	—

Total		—	—	19,340	—

[1]	Represents only the Company’s direct interest in EQY (in addition, GAA owns approximately 14.3 million EQY shares).
[2]	Represents linked holding in Dori Group.
[3]	Presented according to the proportionate consolidation method (60%) at the fair value of the properties, in accordance with IAS 16.
[4]	Presented according to the proportionate consolidation method (75%).

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded stand-alone basis”) as of March 31, 2012 (NIS in millions):

Debentures	[1]8,897
Debts to financial institutions	5,013

Total debentures and debts to financial institutions(*)	13,910
Other monetary liabilities	460
Other liabilities	235

Total liabilities	14,605
Less – monetary assets	2,661

Liabilities, net	11,944

(*)	Below are the annual repayments of debentures and debts to financial institutions (NIS in millions):

Year	Debentures	Banks	Mortgages	Total	%
2012	479	49	411	939	7
2013	745	[2]553	146	1,444	10
2014	274	528	650	1,452	10
2015	975	[3]1,054	353	2,382	17
2016	956	549	53	1,558	11
2017	752	—	75	827	6
2018	1,119	—	355	1,474	11
2019	1,325	—	103	1,428	10
2020	816	—	11	827	6
2021	955	—	12	967	7
2022 and after	501	—	111	612	5

Total	8,897	2,733	2,280	13,910	100

[1]	Excludes a NIS 964 million asset that represents the fair value of swap-type derivatives, which is presented as part of the financial assets.
[2]	The Company is acting to extend the credit facility for a further period.
[3]	Includes a loan to finance the ATR transaction (that was extended in December 2010 for a further period of approximately four additional years).

2.	FFO (EPRA Earnings)

As is the practice in the U.S. and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to and without derogating from the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after neutralizing non-recurring income and expenses (including gains or losses from property revaluations), sales of properties, depreciation and amortization and other kinds of gains and losses.

In the U.S., where financial statements are usually prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after neutralizing income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in conformity with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results against those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA, and its FFO per share for the stated periods:

	For the 3 months ended March 31		For the year ended December 31
	2012	2011	2011
	NIS in millions (other than per share data)
Net income (loss) attributable to equity holders of the Company for the period	260	(*) (14)	(*) 713

Adjustments:
Fair value gain from investment property and investment property under development, net	(321)	(69)	(1,803)
Capital loss (gain) on sale of investment property and investment property under development	2	(1)	14
Impairment of goodwill	—	—	38
Changes in the fair value of derivatives measured at fair value through profit and loss	21	88	193
Adjustments with respect to associates	(1)	(**) —	2
Loss (gain) from decrease in holding rate of investees	—	(**) —	1
Deferred taxes, current taxes with respect to disposal of properties	132	(*) 48	(*) 444
Gain from bargain purchase	(82)	—	(102)
Acquisition costs recognized in profit and loss	3	8	21
Non-controlling interests’ share in above adjustments	112	17	581

Nominal FFO	126	77	102

Additional adjustments:
CPI and exchange rate linkage differences	(23)	34	167
Gain (loss) from early redemption of interest-bearing liabilities	2	(17)	(4)
Depreciation and amortization	7	8	26
Other adjustments[1]	14	(13)	114

FFO according to the management approach	126	89	405

Basic FFO according to the management approach per share (in NIS)	0.77	0.57	2.62

Diluted FFO according to the management approach per share (in NIS)	0.76	0.57	2.62

(*)	Retroactively adjusted due to the amendment to IAS 12, refer to note 2.b of the financial statements.
(**)	Represents an amount of less than NIS 1 million.

[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of income from the waiver of the bonus and the compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors, expenses and income from exceptional legal proceedings not related to the reporting periods, expenses arising from termination of the engagement of senior Group employees and also income and expenses from operations not related to income-producing property.

3.	Additional information is presented below concerning the Company’s share in the income-producing properties owned by the Group as of March 31, 2012, based on capitalized net operating income (“NOI”) methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended March 31		For the year ended December 31
	2012	2011	2011
	NIS in millions
Rental income	1,411	1,268	5,239
Property operating expenses, net of depreciation	(476)	(440)	(1,730)

NOI for the period	935	828	3,509
Less – minority’s share in NOI	(404)	(382)	(1,594)

NOI for the period – the Group’s proportionate share	531	446	1,915

NOI for the year	[1] 2,124	[1]1,784	1,915

The sensitivity analyses shown in the table below describe the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different discount rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionally consolidated income-producing property in accordance with the NOI for the first quarter of 2012:

Cap Rate:	6.50%	7.00%	7.50%	8.00%

Value of income-producing property (NIS in millions)[2]	32,638	30,306	28,286	26,518

New properties and properties under development, which have not yet come on line and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of March 31, 2012, amounted to approximately NIS 2,258 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of March 31, 2012, amounted to approximately NIS 24,067 million.

[1]	Calculated by multiplying the NOI for the first quarter by four.
[2]	Calculated as the product obtained from dividing the NOI by the cap rate.

4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, with certain adjustments, e.g., the neutralization of the fair value of derivatives and deferred tax adjustments with respect to the revaluation of assets to their fair value; the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial instruments of the kind referred to above and for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European property companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the recommendations of EPRA. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of March 31		A of December 31
	2012	2011	2011
	NIS in millions
a. EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,396	(*) 6,123	(*) 7,309
Adjustments for neutralization of fair value of derivatives	(790)	(1,009)	(815)
Add – provision for tax on revaluation of investment property to fair value (net of minority’s share)	1,903	(*) 1,230	(*) 1,645

Net asset value – EPRA NAV	8,509	6,344	8,139

EPRA NAV per share (in NIS)	51.6	41.1	49.4

b. EPRA NNNAV
EPRA NAV	8,509	6,344	8,139
Adjustment for addition of fair value of derivatives	790	1,009	815
Adjustments of financial liabilities to fair value	(1,211)	(815)	(907)
Other adjustments to provision for deferred taxes[1]	(1,227)	(*) (841)	(*) (1,156)

“Adjusted” net asset value – EPRA NNNAV	6,861	5,697	6,891

EPRA NNNAV per share (in NIS)	41.6	36.9	41.9

(*)	Retroactively adjusted due to the amendment to IAS 12, refer to note 2.b of the financial statements.

5.	As of March 31, 2012, the Company’s issued share capital comprises approximately 164.8 million shares, each with a par value of NIS 1 (excluding treasury shares held by the Company).

[1]

This adjustment does not include a provision for tax with respect to the revaluation of investment property in territories where, upon disposing of property, the Company customarily defers the payment of the capital gains tax.

2.	Explanations of the Board of Directors for the Corporation’s Business Position, its Operating Results, its Equity and its Cash Flows

2.1	General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled approximately NIS 1,150 million and investments in the Company’s investees totaled approximately NIS 119 million. The effect of these investments on the operating results of the Group will mainly be reflected during the year and in 2013 and thereafter.

A.	Property activities

1)	In the Reporting Period, the Group acquired 5 income-producing properties, with a total G.L.A. of approximately 32 thousand square meters, and land for future development, at a total cost of approximately NIS 721 million. In addition, the Group has developed new properties and redeveloped existing properties at a total cost of approximately NIS 429 million.

2)	Principal operational data:

					Change in
	Income- producing properties	G.L.A. (in thousands of square meters)	Average basic monthly rent per square meter		same property NOI(*)	Occupancy rate in core properties		Debt to total assets
			31.03.2012	31.03.2011		31.03.2012	31.03.2011
EQY	163	1,803	U.S.$ 12.69	U.S. 11.53	4.5%	91.2%	90.3%	39.7%
FCR	159	2,072	C$ 15.23	C$ 14.63	0.1%	95.9%	96.4%	45.2%
CTY	75	972	EUR 20.5	EUR 19.1	5.0%	95.5%	94.9%	56.7%
ATR	155	1,205	EUR 11.49	EUR 10.46	6.9%	97.1%	95.6%	[1]18.9%
Gazit Development	11	131	NIS 97.2	NIS 94.0	9.6%	98.1%	97.1%	[2]—
Gazit Germany	7	101	EUR 12.9	EUR 11.99	9.8%	93.6%	94.3%	55.1%
Gazit Brazil	4	40	BRL 44.0	BRL 28.6	—	[3]60.1%	87.1%	[4]—
ProMed	15	128	U.S.$ 27.2	U.S.$ 24.5	2.5%	96.5%	95.7%	59.7%
GAA	13	101	C$14.4	C$ 13.2	13.9%	87.0%	87.5%	53.3%

(*)	Change in same property NOI, compared to the corresponding quarter last year.

[1]	ATR’s net debt to market capitalization as of March 31, 2012 totaled approximately 11.9%.
[2]	Gazit Development is financed mainly by shareholders’ loans granted by the Company.
[3]

In December 2011, an anchor tenant terminated its lease, by mutual consent, prior to its original end-date. As of the Reporting Date, Gazit Brazil is examining various alternatives to improve the property and to take advantage of the existing building rights.

[4]	Gazit Brazil is financed by shareholders’ loans granted by the Company.

RSC operational data:

•

As of March 31, 2012, the occupancy rate in the properties of RSC was approximately 86.1% (as of March 31, 2011 – approximately 89.2%). The average monthly rent per unit is approximately U.S.$ 3,530 and the NOI rate for the Reporting Period is approximately 46.3%.

•	The same property NOI increased by an average of approximately 6.7% in the Reporting Period compared to the corresponding quarter last year.

•	Gross debt to market capitalization (derived mainly from the presentation of the fixed assets at fair value) totaled approximately 52.3%, as of March 31, 2012.

3)	Data of properties under development, redevelopment, and expansion

		Properties under Development
Company name	No. of properties	Total investment as of March 31, 2012 (NIS in millions)	Cost for completion (NIS in millions)	Area (sq. meters in thousands)
FCR	7	978	193	106
EQY	1	342	196	31
CTY	2	131	38	19
ATR	3	251	446	87
Gazit Development	1	36	18	5

	14	1,738	891	248

		Properties under Redevelopment and Expansion
Company name	No. of properties	Total investment as of March 31, 2012 (NIS in millions)	Cost for completion (NIS in millions)	Area (sq. meters in thousands)
FCR	16	1,111	343	110
EQY	9	141	93	36
CTY	2	99	161	5

	27	1,351	597	151

B.	For details regarding FCR's redemption of the balance of convertible debentures (series A and B), refer to note 3.a of the financial statements.

C.	For details regarding Dori Group's rights issue and Gazit Development's participation in this issuance, refer to note 3.b of the financial statements.

D.	For details regarding the approximately NIS 450 million debt raising by the Company, refer to note 3.c of the financial statements.

E.	For details regarding the approximately NIS 71 million debt raising by Dori Group, refer to note 3.d of the financial statements.

F.	For details regarding the U.S.$ 200 million debt raising by EQY, refer to note 3.e of the financial statements.

G.	For details regarding the C$ 75 million debt raising by FCR, refer to note 3.f of the financial statements.

H.	For details regarding the sale of EQY shares by LIH, refer to note 3.g of the financial statements.

I.	For details regarding the acquisition of approximately 6.7 million additional shares of ATR, by the Company, and the recognition of a gain from bargain purchase of approximately NIS 82 million, refer to note 3.h of the financial statements.

J.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2011, the Company announced that the dividend to be declared in 2012 would not be less than NIS 0.40 per share per quarter (NIS 1.60 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2012 is shown in the graph below:

2.2	Financial Position

Current assets

Current assets, as of March 31, 2012, total approximately NIS 5.4 billion, compared to approximately NIS 5.9 billion as of December 31, 2011. The decrease is due primarily to a reduction in cash and short-term deposits that were used to redeem debentures and pay debenture interest during the Reporting Period; this decrease was partially offset by growth in assets held for sale, largely at FCR.

Derivatives

The balance of financial derivatives arise mainly from swap-type foreign currency transactions, performed within the context of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of March 31, 2012, financial derivatives amounted to approximately NIS 890 million, compared to approximately NIS 937 million as of December 31, 2011. The decrease is due primarily to a change in the fair value.

Investment property, investment property under development and fixed assets, net

Investment property, investment property under development and fixed assets, net, (including assets held for sale that are presented under current assets) as of March 31, 2012, amounted to approximately NIS 60.2 billion, compared to approximately NIS 59.3 billion as of December 31, 2011.

The increase in these balances in the Reporting Period is due to the acquisition of 5 income-producing properties, development of new properties and redevelopment of existing properties at a total cost of approximately NIS 1.2 billion, and adjustments to the fair value of investment property and investment property under development of an additional NIS 0.3 billion; this increase was partially offset by changes in exchange rates (the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel) amounting to approximately NIS 0.5 billion in the Reporting Period and the sale of investment property by the Group for a consideration of approximately NIS 0.4 billion.

Current liabilities

Current liabilities, as of March 31, 2012, totaled approximately NIS 6.2 billion, compared to approximately NIS 6.9 billion as of December 31, 2011; the balance consists primarily of current maturities of non-current liabilities in the amount of NIS 3.5 billion, compared to approximately NIS 4.1 billion as of December 31, 2011. The decrease is due primarily to a reduction in the current maturities of non-current liabilities that were settled in the Reporting Period. The current assets of approximately NIS 5.4 billion, the approved unutilized credit facilities of approximately NIS 6.1 billion, and also the cash flows provided by operating activities, are together significantly greater than the amount of the current liabilities of the Group and, accordingly, Company management believes these to be adequate to settle the current liabilities as of March 31, 2012.

Non-current liabilities

Non-current liabilities, as of March 31, 2012, totaled approximately NIS 40.7 billion, compared to approximately NIS 40.1 billion as of December 31, 2011. The increase in non-current liabilities is due mainly to debt (debentures, convertible debentures) raised by the Group in the Reporting Period, primarily in order to finance the investments in investment property and investment property under development and in order to finance the acquisition of shares of Group companies.

Non-controlling interests

Non-controlling interests, as of March 31, 2012, amounted to approximately NIS 12.5 billion (December 31, 2011 – approximately NIS 12.4 billion); the balance mainly consists of the interests of EQY’s other shareholder at a rate of approximately 56.7% of EQY’s equity; the interests of FCR’s other shareholders at a rate of approximately 50.0% of FCR’s equity; the interests of CTY’s other shareholders at a rate of approximately 52.0% of CTY’s equity; and also the interests of GAA’s other shareholders at a rate of approximately 26.9% of GAA’s equity.

The increase in non-controlling interests is mainly due to the issuance of shares to the non-controlling interests in subsidiaries and the non-controlling interests’ share in the comprehensive income of subsidiaries in the Reporting Period. The aforesaid increase was largely offset by the non-controlling interests’ share in the dividends distributed by the subsidiaries.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of March 31, 2012, amounted to approximately NIS 7,396 million, compared to approximately NIS 7,309 million as of December 31, 2011. The increase is mainly due to the net income attributable to the equity holders of the Company amounting to approximately NIS 260 million, which was partially offset by the reduction in the capital reserves line-item amounting to approximately NIS 107 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from changes in the exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel) and also the dividends declared and paid amounting to approximately NIS 66 million.

The equity per share attributable to the equity holders of the Company as of March 31, 2012 totaled approximately NIS 44.9 per share, compared to approximately NIS 44.3 per share as of December 31, 2011. This is after a dividend distribution of NIS 0.40 per share in the Reporting Period.

Ratio of debt to total assets

The ratio of the Group’s interest-bearing net debt to its total assets stood at approximately 58.0% as of March 31, 2012, compared to approximately 61.2% as of March 31, 2011 and approximately 58.0% as of December 31, 2011.

The ratio of the Group’s interest-bearing debt to its total assets stood at approximately 59.3% as of March 31, 2012, compared to approximately 62.3% as of March 31, 2011 and approximately 59.9% as of December 31, 2011.

The ratio of the Group’s net interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at approximately 57.5% as of March 31, 2012, compared to approximately 58.1% as of March 31, 2011 and approximately 58.5% as of December 31, 2011.

The ratio of the Group’s interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at approximately 58.8% as of March 31, 2012, compared to approximately 59.2% as of March 31, 2011 and approximately 60.4% as of December 31, 2011.

2.3	Results of Operations

A.	The operating results are as follows:

	For the 3 months ended March 31		For the year ended December 31 2011
	2012	2011
	NIS in millions (other than net earnings (loss) per share data)
Rental income	1,411	1,268	5,239
Revenues from sale of buildings, land and contractual works performed	488	177	1,257

Total revenues	1,899	1,445	6,496

Property operating expenses	479	442	1,740
Cost of buildings sold, land and contractual works performed	467	165	1,199

Total cost of revenues	946	607	2,939

Gross profit	953	838	3,557
Fair value gain from investment property and investment property under development, net	321	69	1,803
General and administrative expenses	(179)	(174)	(830)
Other income	87	70	160
Other expenses	(3)	(3)	(62)
Group’s share in earnings (losses) of associates, net	2	(6)	40

Operating income	1,181	794	4,668

Finance expenses	(526)	(591)	(2,302)
Finance income	52	53	79
Decrease in value of financial investments	(1)	(5)	(16)

Profit before taxes on income	706	251	2,429
Taxes on income	137	(*) 55	(*) 373

Net income	569	(*) 196	(*) 2,056

Attributable to:
Equity holders of the Company	260	(*) (14)	(*) 713
Non-controlling interests	309	(*) 210	(*) 1,343

	569	(*)196	(*)2,056

Net earnings (loss) per share attributable to equity holders of the Company (in NIS)
Basic net earnings (loss)	1.58	(*) (0.09)	(*) 4.59

Diluted net earnings (loss)	1.52	(*) (0.09)	(*) 4.24

(*)	Retroactively adjusted due to the amendment to IAS 12, refer to note 2.b of the financial statements.

The comprehensive income is as follows:

	For the 3 months ended March 31		For the year ended December 31 2011
	2012	2011
	NIS in millions
Net income	569	(*) 196	(*) 2,056

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	(225)	(*) 226	(*) 1,145
Realization of exchange differences on translation of foreign operations	3	—	12
Net gains (losses) on cash flow hedges	26	71	(139)
Net gains (losses) on available-for-sale-financial assets	1	(14)	(39)
Gain (loss) on revaluation of fixed assets	(3)	(1)	28

Total other comprehensive income (loss)	(198)	(*) 282	(*) 1,007

Total comprehensive income	371	(*) 478	(*) 3,063

Attributable to:

Equity holders of the Company	179	(*) 182	(*) 1,225
Non-controlling interests	192	(*) 296	(*) 1,838

	371	(*) 478	(*) 3,063

(*)	Retroactively adjusted due to the amendment to IAS 12, refer to note 2.b of the financial statements.

B.	Analysis of Results of Operations for the First Quarter of 2012

Rental income

Rental income increased by approximately 11% to approximately NIS 1,411 million in the Reporting Period, compared to approximately NIS 1,268 million in the corresponding quarter last year. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2011 and growth in income from existing properties.

Revenues from sale of buildings, land and contractual works performed

Revenues from the sale of buildings, land and contractual works performed totaled approximately NIS 488 million in the Reporting Period, comprising approximately NIS 109 million from the sale of buildings and land and approximately NIS 379 million from contractual works performed; this compares with a total of NIS 177 million in the corresponding quarter last year, comprising approximately NIS 11 million from the sale of buildings and land and approximately NIS 166 million from contractual works performed. The increase is due mainly to the initial full consolidation of Acad at the beginning of the second quarter of 2011.

The gross profit from this activity amounted to approximately NIS 21 million in the Reporting Period, compared to a gross profit of approximately NIS 12 million in the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled approximately NIS 479 million in the Reporting Period, constituting approximately 33.9% of total rental income, compared to approximately NIS 442 million, constituting approximately 34.9% of total rental income, in the corresponding quarter last year. The improvement in the property operating expenses as a percentage of total rental income is evident in most of the Group companies.

Gross profit from property rental activity

Gross profit from property rental activity in the Reporting Period grew by approximately 13%, compared to the corresponding period last year, to approximately NIS 932 million (approximately 66.1% of total rental income); this compares to approximately NIS 826 million (approximately 65.1% of total rental income) in the corresponding quarter last year. The increase in gross profit from property rental activity is evident in most of the Group companies.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised) – “Investment Property”. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of approximately NIS 321 million, compared to a fair value gain of approximately NIS 69 million in the corresponding quarter last year. The largest increase in the value of investment property in the Reporting Period was recorded at FCR.

General and administrative expenses

General and administrative expenses totaled approximately NIS 179 million (approximately 9.4% of total revenues) in the Reporting Period, compared to approximately NIS 174 million (approximately 12.0% of total revenues) in the corresponding quarter last year.

Other income

Other income of NIS 87 million in the Reporting Period consists mainly of a bargain purchase gain of approximately NIS 82 million, resulting from the acquisition of ATR shares through stock exchange trades; refer to note 3.h of the financial statements.

Finance expenses

Finance expenses amounted to approximately NIS 526 million in the Reporting Period, compared to approximately NIS 591 million in the corresponding quarter last year. The decrease in finance expenses in the Reporting Period is due mainly to a reduction in losses from the revaluation of financial derivatives, primarily with respect to hedging transactions (mainly swap-type), totaling approximately NIS 40 million, compared to approximately NIS 104 million in the corresponding quarter last year. The finance expenses reflect average nominal annual interest of approximately 4.9% on the Group’s loans, compared to approximately 5.8% in the corresponding quarter last year. The reduction in the nominal interest is due mainly to last year’s adjustment of loans that are linked to the Israeli (known) consumer price index, which rose by approximately 0.9% in the first quarter last year, while in the Reporting Period it was unchanged. In addition, there was also an interest rate decline in some of the currencies in which the Group operates and a decrease in the cost of debt.

Finance income

Finance income totaled approximately NIS 52 million in the Reporting Period, compared to approximately NIS 53 million in the corresponding quarter last year. Finance income in the Reporting Period was mainly comprised of income of approximately NIS 16 million from interest (in the corresponding quarter last year – income of approximately NIS 10 million), income of approximately NIS 7 million from the realization of securities and dividend income (in the corresponding quarter last year – income of approximately NIS 6 million) and income of approximately NIS 28 million from the revaluation of monetary balances (in the corresponding quarter last year – income of approximately NIS 20 million). In addition, finance income in the corresponding quarter last year also included a gain of approximately NIS 17 million from writing down a purchase price allocation adjustment as the result of the early redemption of convertible debentures by ATR.

Taxes on income

Taxes on income in the Reporting Period are mainly comprised of deferred tax expenses of approximately NIS 129 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property; this compares to deferred tax expenses of approximately NIS 46 million in the corresponding quarter last year, which arose mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and to the change in the fair value of financial derivatives. In addition, taxes on income in the Reporting Period also include the Group companies’ current tax expenses of approximately NIS 8 million, compared to approximately NIS 9 million in the corresponding quarter last year. As to details regarding an amendment to IAS 12 and its effect on the financial statements, refer to note 2.b of the financial statements.

2.4	Liquidity and Sources of Finance

The Group has a policy of maintaining an appropriate level of liquidity that enables the pursuit of business opportunities in its areas of operations, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are its cash reserves (derived from its income-producing properties), credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid resources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in associates, other investments and the payment of dividends.

As of March 31, 2012, the liquid assets available to the Group, including short-term investments, totaled approximately NIS 2.1 billion, compared to approximately NIS 2.9 billion as of December 31, 2011. In addition, as of March 31, 2012, the Group has unutilized approved credit facilities available for immediate drawdown of approximately NIS 6.1 billion, compared to approximately NIS 5.4 billion as of December 31, 2011.

As of March 31, 2012, the Group has unutilized approved credit facilities available for immediate drawdown and liquid balances totaling approximately NIS 8.2 billion at its disposal.

As of March 31, 2012, the Group also had unencumbered investment property, which is carried in the books at its fair value of approximately NIS 35.4 billion.

As of March 31, 2012, the Group and the Company have negative working capital amounting to approximately NIS 808 million and approximately NIS 207 million, respectively. At the same time, the Group and the Company have at their disposal approved credit facilities, which are available for immediate drawdown, amounting to approximately NIS 6.1 billion and approximately NIS 1.4 billion, respectively. In line with Group policy, the Group customarily finances its activities by means of revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. For details regarding a debenture raising by the Company, for an immediate consideration of approximately NIS 175 million, subsequent to the Reporting Date, refer to note 4.c of the financial statements, an approximately C$ 228 million debenture offering by the FCR, subsequent to the Reporting Date, refer to notes 4.a and 4.b of the financial statements and an approximately EUR 150 million debenture offering by CTY, subsequent to the Reporting Date, refer to note 4.d of the financial statements.

The stand-alone financial statements of the Company indicate the existence of a warning sign, as defined in Regulation 10(b)(14) of the Securities Regulations (Immediate and Periodic Reports), 1970, this being an existence of negative cash flows from operating activities (totaling approximately NIS 139 million) and a negative working capital (as detailed above). Due to the existence of this warning sign, the Company’s Board of Directors has examined the liabilities of the Company for the cash flow period (viz., through the end of 2014) and the sources of finance available for the repayment of these liabilities (as detailed above) and has determined that, in light of the above sources that are available to the Company and in light of the fact that the stand-alone financial statements of the Company do not include the figures of the Company’s wholly-owned subsidiaries through which it operates, there is no reasonable doubt that, during the cash flow forecast period, the Company would not be able to meet its existing and anticipated liabilities when they fall due, and that, in light of the above sources that are available to the Group, the existence of negative working capital is not sufficient to indicate that the Group has a liquidity problem.

Cash Flows

Cash inflows from operating activities in the Reporting Period totaled approximately NIS 146 million, compared to approximately NIS 342 million in the corresponding quarter last year. After neutralizing timing differences with respect to payments to third parties (see below), cash inflows from operating activities in the Reporting Period totaled approximately NIS 302 million, compared to approximately NIS 314 million in the corresponding quarter last year.

	For the 3 months ended March 31
	2012	2011
	NIS in millions
Net cash provided by operating activities	146	342
Neutralization of timing differences with respect to payments to third parties [1]	156	(28)

	302	314

In the Reporting Period, the Group’s activities were funded by equity raised in an amount of approximately NIS 58 million, by means of the issuance of debentures and convertible debentures in a net amount of approximately NIS 389 million and by means of the realization of investments in available-for-sale securities and deposits in a net amount of approximately NIS 244 million. The proceeds from the above sources were used primarily for the acquisition of investment property, development of new properties and acquisition of fixed assets in a net amount of approximately NIS 767 million, for the repayment of loans and credit facilities in a net amount of approximately NIS 308 million and also to grant loans to partners and others in a net amount of approximately NIS 115 million.

[1]	Refer to the consolidated statements of cash flows.

2.5	Repurchase Program

On September 13, 2011, the Company’s Board of Directors resolved to adopt a program to repurchase Company debentures (series A and/or series C and/or series F) with a scope of NIS 50 million (in January 2012, the program was updated by the Company’s Board of Directors and also extended to series D debentures). The program was to run through December 31, 2011; however in January 2012 it was extended to December 31, 2012, with the acquisitions that are made within its framework taking place from time to time and at the discretion of the Company’s management. As of March 31, 2012 and shortly before the publication date of this report, the Company had repurchased debentures with a par value of approximately NIS 2 million under the aforementioned program. For further details regarding the repurchase program, refer to the Immediate Reports that the Company issued on September 13, 2011 (Reference No.: 2011-01-273129) and January 4, 2012 (Reference No.: 2012-01-006039).

3.	Reporting of Exposure to Market Risks and their Management

A.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. Since March 27, 2012, the approval date of the Company’s annual report for 2011, there have not been any material changes in the types of market risks to which the Company is exposed and their management.

B.	The Group raises debt in various capital markets and by means of various instruments in accordance with the Group's requirements and the markets conditions. Generally, the Company believes in raising debt with a long-term maturity and bearing fixed interest (although such debt is usually more expensive than debt with a short-term maturity), with the aim of maintaining maximum financial flexibility and reducing exposure to sharp changes in variable interest. The Group maintains a mix in the split between variable and fixed interest, including by means of swap transactions where fixed interest is exchanged for variable interest and vice versa. In the range of considerations that come into play in striving to achieve the above aim, a major consideration is the attempt to preserve a mix that will align with the asset management strategy, which is mainly related to the mix of tenants and the construction status of properties under development, for the reasons detailed below. In the Company’s estimation, tenants whose leases have a relatively short term to maturity (in contrast to anchor tenants whose leases have long terms to maturity) are generally more vulnerable during periods of recession or economic uncertainty. Based on past experience, the Company estimates that during such periods interest rates are generally likely to fall (during periods of economic crisis, governments tend to adopt a monetary policy of interest reduction, in order to stimulate renewed growth in their countries). Therefore, as a general rule, the Company attempts to achieve a certain (though not absolute) alignment between the scope of its income from tenants with the aforementioned characteristics and the scope of the Group’s variable interest-bearing debt, whereby the more the risks associated with this kind of tenant materialize, the greater will be the level of flexibility in interest terms and lower interest rates during such periods. A similar principle is applied with regard to properties under construction. Through to the time of signing a binding contract with tenants, Company management prefers to assume debt bearing variable interest, thereby giving the Company greater flexibility (while, once lease agreements have been entered into that provide the Group with a relatively assured cash flow, the Company generally prefers funding at fixed interest).

C.	Changes in foreign currency exchange rates – From January 1, 2012 through March 31, 2012, the New Israeli Shekel appreciated against the U.S. Dollar and the Canadian Dollar by approximately 0.4% and 2.8%, respectively, and devalued against the Euro by approximately 0.3%. As to the effect of exchange rates on the Company’s equity, refer to the linkage bases report as of March 31, 2012, attached as Appendix A to the Directors’ Report. In addition, from March 31, 2012 until shortly before the date of approval of this report, the New Israeli Shekel devalued against the U.S. Dollar and the Canadian Dollar by approximately 2.7% and 0.8%, respectively, and appreciated against the Euro by approximately 1.7%.

In addition, some of the Company’s liabilities (with respect to its operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2012 through March 31, 2012, the (known) consumer price index was unchanged. As to the effect of changes in the consumer price index on the equity of the Company, refer to the linkage bases report as of March 31, 2012, attached as Appendix A to the Directors’ Report. In addition, from March 31, 2012 until shortly before the date of approval of this report, the (known) consumer price index rose by 1.25%.

D.	During the period from January 1, 2012 through the date on which the financial statements were signed, the individuals responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. During the above period, the Company’s Board of Directors discussed the said risks and the Company’s policy regarding them during the meetings at which the financial statements as of December 31, 2011 and March 31, 2012 were approved.

E.	As in the past, the Company maintains as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are taken out. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company strives to hold its equity in the currencies of the various markets in which it operates and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar and the Canadian Dollar), with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of March 31, 2012, refer to the table attached as Appendix B to the Directors’ Report.

As of March 31, 2012, the economic exposure of the Company’s equity to the various currencies is distributed as follows1:

[1]	Refer to Appendix B to the Directors’ Report.

4.	Corporate Governance Aspects

4.1	Donations

The Company customarily makes donations to charities and to projects for community welfare and education in the various countries in which it operates. Within the framework of this activity the Company has pledged to support a number of agencies through a perennial donation framework, as follows:

A.	The Company has adopted a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project. Within the framework of this project, the Company has pledged to make an annual donation of NIS 100,000 for 3 years (commenced in 2010).

B.	The Company makes donations to the Interdisciplinary Center (IDC) Herzliya, which has established an institute that is engaged in research and studies in the fields of real estate initiation and management (The Gazit-Globe Institute). The Company has pledged to donate a total amount of U.S.$ 2,900 thousand to the IDC through 2018.

C.	“Gazit for Education” – In 2011, the Company’s Board of Directors approved the establishment of a project to support the education of youngsters in southern Israel, mainly through the grant of scholarships, the support of youth centers and assistance to schools. A budget framework of NIS 7 million per annum was also approved.

In addition, the Group makes donations to numerous other institutions.

In the Reporting Period, the Group’s donations amounted to approximately NIS 821 thousand.

4.2	Disclosure Regarding the Financial Statements’ Approval Process

As resolved by the Company’s Board of Directors, the Company’s Audit and Balance Sheet Committee is responsible for the ultimate audit in the Company. As part of this role, the Audit and Balance Sheet Committee discusses, inter alia, the Company’s financial statements, including audit topics relating to ultimate audit, and presents its recommendations to the Board of Directors. Hence, the committee that conducts the examination of the financial statements (as this is defined in the Companies Regulations (Instructions and Conditions Regarding the Approval of the Financial Statements), 2010) is the Company’s Audit Committee.

The four members appointed to the Audit and Balance Sheet Committee are Messrs. Yair Orgler (an external director and the Chairman of the Committee), Noga Knaz (an external director), Shay Pilpel (an independent director) and Chaim Ben-Dor. All the members of the Committee are classified as possessing accounting and financial expertise.

For details regarding the qualifications, education, experience and know-how of the above directors, which form the basis for the Company deeming these directors to be capable of reading and understanding the financial statements and to possess accounting and financial expertise, refer to Regulation 26 of Chapter D of the Company’s 2011 Periodic Report. All the above directors have provided a declaration, in accordance with the meaning thereof in Regulation 1 of the Companies Regulations (Instructions and Conditions Regarding the Approval of the Financial Statements), 2010.

A meeting of the Audit and Balance Sheet Committee, within the framework of which the committee’s recommendations to the Board of Directors were discussed and formulated, was held on May 20, 2012. All the members of the Audit and Balance Sheet Committee attended the meeting, as so did the Company’s President, Mr. Aharon Soffer, the Company’s Senior Executive Vice President and CFO, Mr. Gadi Cunia, the Company’s Senior Executive Vice President and General Counsel and Company Secretary, Mr. Eran Ballan, the Company’s Vice President and Controller, Mr. Rami Vaisenberger, the Company's Head of Corporate Responsibility, Ms. Varda Zuntz, the Company's Chief Accounting Officer, Mr. Shlomi Cohen, representatives that advise the Company on behalf of the independent auditors and representatives of the law firm that advises the Company.

Within the framework of the process of the Company’s financial statements being approved by the Board of Directors and their being discussed by the Audit and Balance Sheet Committee, a draft of the financial statements, a draft of the other parts of the quarterly report, as well as a draft of the presentation reviewing the operations in the Reporting Period, are sent for the perusal of the members of the committee several days before the date of the meeting of the Audit and Balance Sheet Committee.

During the Audit and Balance Sheet Committee’s meetings, the Senior Executive Vice President and CFO, Mr. Gadi Cunia, provided a review of the Company’s financial position, its operating results and its cash flows, and presented data concerning the Company’s activities together with a comparison with prior periods. During the discussion, the Company’s management (including, the President of the Company, the Senior Executive Vice President and CFO of the Company and the Controller of the Company) reviewed the major financial reporting issues that arose in the course of preparing the financial statements, including a review of transactions not within the normal course of business, the assessments and estimates applied in connection with the financial statements, the principles applied in assessing the fair value of the Company’s investment property and of its other assets and liabilities on which the data in the financial statements are based, internal controls relating to the financial reporting, matters relating to the completeness and fairness of the disclosures in the financial statements, aspects of the accounting policy adopted and changes thereto, the accounting treatment applied with regard to material matters, and the possible effect on the financial statements of significant risks and exposures. The representative of the independent auditors presented to the committee the principle issues that arose in the course of their work auditing the financial statements. Management and the Company’s independent auditors responded to questions from the directors with regard to the financial statements and to all matters discussed at the committee’s meeting.

The Audit and Balance Sheet Committee drew up its recommendations with regard to the approval of the financial statements and these were presented (in writing) to the rest of the members of the Board of Directors shortly after the committee’s meeting.

The Company’s Board of Directors discussed the recommendations of the Audit and Balance Sheet Committee at the meeting of the Board of Directors on May 22, 2012 at which approval of the financial statements was discussed. In the opinion of the Board of Directors, the recommendations of the committee were presented a reasonable time prior to the discussion of the Board of Directors, taking into consideration the scope and complexity of the recommendations and also considering the fact that the draft of the financial statements had been sent in advance to all members of the Board of Directors in reasonable time. The period determined by the Board of Directors as being a “reasonable time” for this purpose is between two and four business days, in accordance with the actual circumstances of the financial statements presented for approval, including their complexity and the unique issues contained therein.

At the meeting of the Board of Directors at which the said financial statements were approved, all members of the Board of Directors serving on the date of approval of the financial statements were present (for the names of the members of the Board of Directors and their other particulars, refer to Regulation 26 in Chapter D of the 2011 Periodic Report), as well as all the parties who had attended the meetings of the Audit and Balance Sheet Committee, as detailed above.

During the meeting of the Board of Directors at which the financial statements were discussed and approved, the Company’s management reviewed the financial position, the operating results and the cash flows of the Company, while making reference to various material matters and issues and discussing the effectiveness of the internal control.

5.	Disclosure Regarding the Financial Reporting of the Company

5.1	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding a debenture offering by FCR of approximately C$ 228 million, refer to notes 4.a and 4.b of the financial statements.

B.	For details regarding a debenture offering by the Company, for an immediate consideration of approximately NIS 175 million, refer to note 4.c of the financial statements.

C.	For details regarding a debenture offering by CTY of approximately EUR 150 million, refer to note 4.d of the financial statements.

D.	For details regarding an offer made by the Company and FCR to buy all the shares of GAA that are not already held by the Group, and FCR’s acquisition of GAA’s medical office buildings, refer to note 4.e of the financial statements.

5.2	Critical Accounting Estimates

In the course of preparing the financial statements, the Group’s management is required to make estimates and assessments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.

Management bases its estimates and assessments, including those prepared by independent external professional parties (e.g., appraisers and assessors), on past experience and other factors that, in its opinion, are relevant taking the particular circumstances into account. Actual results could differ from these assessments under different assumptions or conditions.

In the Reporting Period, no changes occurred in the critical estimates which have the potential to materially affect the financial statements, apart from the revaluation of financial derivatives and the purchase price allocation (PPA) with respect to the acquisition of ATR shares.

6.	Details Concerning the Corporation’s Publicly-Held Commitment Certificates

A.	Collateral for debentures (series J)

The Company’s commitments pursuant to the debentures (series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). No material changes have occurred in the value of the pledged properties as of March 31, 2012, compared to their value as presented in the 2011 Periodic Report.

B.	For details regarding an offering of debentures (series D and series K) through extending the series, refer to note 3.c of the financial statements.

C.	For details regarding an offering of debentures (series J) and warrants exercisable into debentures (series J), subsequent to the Reporting Date, refer to note 4.c of the financial statements.

D.	On May 15, 2012, S&P Maalot reaffirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures and revised its outlook from Positive to Stable.

May 22, 2012
Date of Approval of Directors’ Report	Chaim Katzman Chairman of the Board of Directors	Aharon Soffer President

Appendix A to the Directors’ Report

Linkage Bases Report

	As of March 31, 2012
	Linked to the consumer price index	In U.S.$ or linked thereto	In C$ or linked thereto	In EUR or linked thereto	In non- CPI- linked NIS	Other currencies	Unlinked	Total
	NIS in millions
Monetary assets
Cash and cash equivalents	65	163	67	656	214	184	—	1,349
Deposits and short-term loans	110	134	221	41	—	7	—	513
Securities at fair value through profit or loss	—	—	—	—	—	—	202	202
Trade receivables, accrued income and other accounts receivable	18	63	92	60	562	75	179	1,049
Other long-term investments, loans and receivables	57	277	37	17	3	56	30	477
Available-for-sale securities	—	—	—	—	—	—	341	341
Financial derivatives	—	—	—	—	—	—	980	980
Deferred taxes	—	—	—	—	—	—	194	194

	250	637	417	774	779	322	1,926	5,105
Non-monetary assets [1]	—	15,381	23,338	9,116	2,555	5,444	5,859	61,693

Total assets	250	16,018	23,755	9,890	3,334	5,766	7,785	66,798

Monetary liabilities
Credit from banks and others	49	15	35	171	96	—	—	366
Trade payables and other accounts payables	293	203	451	256	731	125	205	2,264
Advances from customers and buyers of apartments	—	—	—	—	—	—	289	289
Liabilities attributable to assets held for sale	—	—	—	—	—	—	167	167
Debentures	[2]7,219	2,770	4,622	738	[3]1,770	49	—	17,168
Convertible debentures	—	—	1,244	137	—	—	—	1,381
Interest-bearing liabilities to financial institutions and others	358	5,402	6,266	6,510	4	3,218	—	21,758
Financial derivatives	—	—	—	—	—	—	337	337
Other financial liabilities	2	50	110	71	—	71	107	411
Employee benefit liabilities, net	—	—	—	—	7	—	—	7
Deferred taxes	—	—	—	—	—	—	2,729	2,729

Total liabilities	7,921	8,440	12,728	7,883	2,608	3,463	3,834	46,877

Assets, net of liabilities	(7,671)	7,578	11,027	2,007	726	2,303	3,951	19,921

[1]	Mainly investment property, investment property under development and fixed assets.
[2]	Of the total of NIS 7,219 million, the Company has cross-currency swap transactions on an amount of NIS 2,623 million.
[3]	Of the total of NIS 1,770 million, the Company has cross-currency swap transactions on an amount of NIS 1,592 million.

Appendix B to the Directors’ Report

Additional Information regarding Currency Exposure

as of March 31, 2012

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar and the Canadian Dollar) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of March 31, 2012. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in New Israeli Shekels1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionately consolidated basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlating, as far as possible, the composition of the equity to the composition of the assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	Total in NIS
Assets in original currency	3,142	2,101	2,484	3,181
Assets in NIS	3,142	7,805	12,303	11,848	35,098
% of total assets	9	22	35	34	100
Liabilities in original currency	8,880	1,208	1,434	1,804
Cross-currency swap transactions in original currency	(6,213)	266	451	633
Liabilities in original currency	2,667	1,474	1,885	2,437
Liabilities in NIS adjusted for swaps	2,667	5,476	9,336	9,077	26,556
% of total liabilities	10	21	35	34	100
Total equity in original currency	475	628	599	744
Total equity in NIS	475	2,329	2,967	2,771	8,542
% of total equity	6	27	35	32	100

[1]	According to exchange rates as of March 31, 2012.
[2]

The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with accounting principles, but according to the Company’s holding percentages in each of the consolidated subsidiaries at the stated date.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2011 PERIODIC

REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2011 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 23, 2012, the Company distributed a dividend to its equity holders in the amount of NIS 65.9 million (NIS 0.40 per share).

B.	For details regarding the dividend declared by the Company subsequent to the Reporting Date, refer to note 4.g of the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the U.S.

A.	For details regarding EQY’s receipt of an unsecured loan in the amount of U.S.$ 200 million, and the contract entered into by EQY for the purpose of fixing the Libor interest that the loan bears, refer to note 3.e of the financial statements.

B.	For details regarding the closing of EQY’s secondary offer to the public for LIH, for the sale of approximately 4.1 million EQY shares held by LIH, refer to note 3.g of the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding the public offering in Canada made by FCR by means of a shelf prospectus of C$ 75 million par value of unsecured convertible debentures (Series H), which bear annual interest at the rate of 4.95%, refer to note 3.f of the financial statements.

B.	For details regarding the public offering in Canada made by FCR, subsequent to the Reporting Date, of C$ 175 million par value of unsecured debentures (Series N), which bear annual interest at the rate of 4.50%, refer to note 4.a of the financial statements.

C.	For details regarding the public offering in Canada made by FCR, subsequent to the Reporting Date, of C$ 52.5 million par value of unsecured convertible debentures (Series I), which bear annual interest at the rate of 4.75%, refer to note 4.b of the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

For details regarding the public offering in Finland made by CTY, subsequent to the Reporting Date, of EUR 150 million par value of unsecured debentures, which bear annual interest at the rate of 4.25%, refer to note 4.d of the financial statements.

Update to Section 9 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

For details regarding the acquisition of ATR shares by the Company through stock exchange trades, refer to note 3.h of the financial statements.

Update to Section 10 – Initiation, development, management and construction of real estate projects

For details regarding an offering by means of a shelf prospectus of approximately NIS 62 million par value of debentures (Series F) by Dori Group, refer to note 3.d of the financial statements.

Update to Section 11.5 – GAA

For details regarding a preliminary, non-binding offer submitted to GAA by the Company, together with FCR, subsequent to the Reporting Date, pursuant to which the Company will acquire all the GAA shares not held by the Company, at a price of C$ 7.07 per GAA share, to be paid in cash and in FCR shares, while FCR will acquire all the shares of ProMed CA, by means of an allotment of FCR shares, refer to note 4.e of the financial statements.

Update to Section 20 – Financing

A.	For details regarding a private offering by the Company to institutional investors, subsequent to the Reporting Date, with a scope of approximately NIS 130 million par value of debentures (Series J), together with approximately 2.6 million warrants (non-listed) that are exercisable into up to approximately NIS 260 million par value of debentures (Series K), refer to note 4.c of the financial statements.

B.	On May 15, 2012, S&P Maalot announced its reconfirmation of the A+ (Israeli scale) rating on the various series of the Company’s debentures and that it was revising the outlook from Positive to Stable.

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline

Regarding Investment Property Activity

G ONE

	Quarter 1 2012	As of December 31, 2011and for the year then ended
Value of property (NIS in 000’s)	282,000	282,000
Building rights and other adjustments (NIS in 000’s)	16,000	16,000
NOI in the period (NIS in 000’s)	5,017	20,125
Revaluation gains (losses)in the period (NIS in 000’s)	(86)	17,047
Average occupancy rate in the period	98%	100%
Rate of return (%)	7.1%	7.1%
Average annual rental per sq. meter (NIS)	819	797
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—

G TWO

	Quarter 1 2012	As of December 31, 2011 and for the year then ended
Value of property (NIS in 000’s)	258,900	258,900
Land reserve and building rights (NIS in 000’s)	45,000	45,000
NOI in the period (NIS in 000’s)	4,677	18,953
Revaluation gains (losses)in the period (NIS in 000’s)	(571)	24,649
Average occupancy rate in the period	99%	100%
Rate of return (%)	7.2%	7.3%
Average annual rental per sq. meter (NIS)	859	841
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—

G CINEMA CITY

	Quarter 1 2012	As of December 31, 2011 and for the year then ended
Value of property (NIS in 000’s)	437,000	437,000
Building rights and other adjustments (NIS in 000’s)	—	—
NOI in the period (NIS in 000’s)	8,300	30,758
Revaluation gains (losses)in the period (NIS in 000’s)	(219)	49,317
Average occupancy rate in the period	100%	100%
Rate of return (%)	7.1%	7.0%
Average annual rental per sq. meter (NIS)	1,378	1,358
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

UNAUDITED

INDEX

Page

Auditors’ Review Report	2

Consolidated Statements of Financial Position	3 - 4

Consolidated Statements of Income	5

Consolidated Statements of Comprehensive Income	6

Consolidated Statements of Changes in Equity	7 - 9

Consolidated Statements of Cash Flows	10 - 13

Notes to Interim Consolidated Financial Statements	14 - 23

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Auditors’ review report to the shareholders of Gazit-Globe Ltd.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries (“the Group”), which comprises the condensed consolidated statement of financial position as of March 31, 2012 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months then ended. The Company’s board of directors and management are responsible for the preparation and presentation of interim financial information for this interim period in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain subsidiaries, whose assets constitute approximately 42% of total consolidated assets as of March 31, 2012, and whose revenues constitute approximately 33% of total consolidated revenues for the three months then ended. The condensed interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 22, 2012	A Member of Ernst & Young Global

2

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	1,349	1,356	1,961
Short-term investments and loans	513	205	807
Marketable securities at fair value through profit or loss	202	40	97
Available-for-sale financial assets	36	56	67
Financial derivatives	90	105	84
Trade receivables	713	392	714
Other accounts receivable	316	345	331
Inventory of buildings and apartments for sale	1,120	473	1,128
Income taxes receivable	20	37	18

	4,359	3,009	5,207

Assets classified as held for sale	1,040	830	714

	5,399	3,839	5,921

NON-CURRENT ASSETS:

Investments in associates	177	*) 79	166
Other investments, loans and receivables	421	*) 290	408
Available-for-sale financial assets	305	202	314
Financial derivatives	890	1,012	937
Investment property	54,616	47,220	54,627
Investment property under development	3,854	3,148	3,219
Non-current inventory	54	18	52
Fixed assets, net	733	626	751
Goodwill	100	143	101
Other intangible assets, net	55	13	69
Deferred taxes	194	83	167

	61,399	52,834	60,811

	66,798	56,673	66,732

*)	Reclassified.

The accompanying notes are an integral part of these interim consolidated financial statements.

3

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Credit from banks and others	366	189	497
Current maturities of non-current liabilities	3,116	2,921	3,629
Financial derivatives	5	20	25
Trade payables	767	517	851
Other accounts payable	1,377	984	1,340
Advances from customers and buyers of apartments	289	98	380
Income taxes payable	54	51	54
Dividend payable	66	60	—

	6,040	4,840	6,776

Liabilities attributed to assets held for sale	167	298	103

	6,207	5,138	6,879

NON-CURRENT LIABILITIES
Debentures	16,194	15,174	15,782
Convertible debentures	1,381	753	1,121
Interest-bearing loans from financial institutions and others	19,616	16,737	19,899
Financial derivatives	332	89	353
Other financial liabilities	411	240	382
Employee benefit liability, net	7	4	8
Deferred taxes	2,729	*) 2,041	*) 2,584

	40,670	35,038	40,129

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	208	218
Share premium	3,787	3,481	3,787
Retained earnings	4,097	*) 3,353	*) 3,903
Foreign currency translation reserve	(820)	*) (1,141)	*) (728)
Other reserves	135	*) 247	*) 150
Loans granted to purchase shares of the Company	**) —	(4)	**) —
Treasury shares	(21)	(21)	(21)

	7,396	*) 6,123	*) 7,309
Non-controlling interests	12,525	*) 10,374	*) 12,415

Total equity	19,921	*) 16,497	*) 19,724

	66,798	56,673	66,732

*)	Retroactively adjusted due to amendment to IAS 12, see Note 2b.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

May 22, 2012
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gadi Cunia Executive Vice President and CFO

4

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions (except for per share data)
Rental income	1,411	1,268	5,239
Revenues from sale of buildings, land and contractual works performed	488	177	1,257

Total revenues	1,899	1,445	6,496

Property operating expenses	479	442	1,740
Cost of buildings sold, land and contractual works performed	467	165	1,199

Total cost of revenues	946	607	2,939

Gross profit	953	838	3,557

Fair value gain from investment property and investment property under development, net	321	69	1,803
General and administrative expenses	(179)	(174)	(830)
Other income	87	70	160
Other expenses	(3)	(3)	(62)
Group’s share in earnings (losses) of associates, net	2	(6)	40

Operating income	1,181	794	4,668

Finance expenses	(526)	(591)	(2,302)
Finance income	52	53	79
Decrease in value of financial investments	(1)	(5)	(16)

Profit before taxes on income	706	251	2,429
Taxes on income	137	*) 55	*) 373

Net income	569	*) 196	*) 2,056

Attributable to:

Equity holders of the Company	260	*) (14)	*) 713
Non-controlling interests	309	*) 210	*) 1,343

	569	*) 196	*) 2,056

Net earnings (loss) per share attributable to equity holders of the Company (NIS):

Basic net earnings (loss)	1.58	*) (0.09)	*) 4.59

Diluted net earnings (loss)	1.52	*) (0.09)	*) 4.24

*)	Retroactively adjusted due to amendment to IAS 12, see Note 2b.

The accompanying notes are an integral part of these interim consolidated financial statements.

5

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
Net income	569	*) 196	*) 2,056

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	(225)	*) 226	*) 1,145
Realization of exchange differences on translation of foreign operations	3	—	12
Net gains (losses) on cash flow hedges	26	71	(139)
Net gains (losses) on available-for-sale financial assets	1	(14)	(39)
Gain (loss) on revaluation of fixed assets	(3)	(1)	28

Total other comprehensive income (loss)	(198)	*) 282	*) 1,007

Total comprehensive income	371	*) 478	*) 3,063

Attributable to:

Equity holders of the Company **)	179	*) 182	*) 1,225
Non-controlling interests	192	*) 296	*) 1,838

	371	*) 478	*) 3,063

**)	Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income (loss)	260	*) (14)	*) 713
Exchange differences on translation of foreign operations	(94)	*) 172	*) 573
Realization of exchange differences on translation of foreign operations	2	—	12
Net gains (losses) on cash flow hedges	12	35	(66)
Net gains (losses) on available-for-sale financial assets	2	(10)	(35)
Gain (loss) on revaluation of fixed assets	(3)	(1)	28

	179	*) 182	*) 1,225

*)	Retroactively adjusted due to amendment to IAS 12, see Note 2b.

The accompanying notes are an integral part of these interim consolidated financial statements.

6

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2012 (audited)	218	3,787	*) 3,903	*) (728)	*) 150	**) —	(21)	*) 7,309	*) 12,415	*) 19,724

Net income	—	—	260	—	—	—	—	260	309	569
Other comprehensive income (loss)	—	—	—	(92)	11	—	—	(81)	(117)	(198)

Total comprehensive income (loss)	—	—	260	(92)	11	—	—	179	192	371

Realization of fixed assets revaluation reserve	—	—	**) —	—	**) —	—	—	—	—	—
Cost of share-based payment	—	—	—	—	1	—	—	1	13	14
Dividend to equity holders of the Company	—	—	(66)	—	—	—	—	(66)	—	(66)
Capital issuance to non-controlling interests	—	—	—	—	8	—	—	8	123	131
Acquisition of non-controlling interests	—	—	—	—	(35)	—	—	(35)	20	(15)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	(1)	(1)
Conversion of convertible debentures in consolidated Company	—	—	—	—	—	—	—	—	(4)	(4)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(233)	(233)

Balance as of March 31, 2012	218	3,787	4,097	(820)	135	**) —	(21)	7,396	12,525	19,921

*)	Retroactively adjusted due to amendment to IAS 12, see Note 2b.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

7

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve		Other reserves		Loans granted to purchase shares	Treasury shares	Total		Non-controlling interests		Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2011 (audited)	208	3,474	*) 3,427	*)	(1,313)		*) 220	(4)	(21)	*)	5,991	*)	9,333	*)	15,324

Net income (loss)	—	—	*) (14)		—		—	—	—	*)	(14)	*)	210	*)	196
Other comprehensive income	—	—	—	*)	172		24	—	—	*)	196	*)	86	*)	282

Total comprehensive income (loss)	—	—	(14)		172		24	—	—	*)	182	*)	296	*)	478

Exercise of share options into Company’s shares	**) —	7	—		—		(5)	—	—		2		—		2
Revaluation of loans to purchase shares	—	—	**) —		—		—	**) —	—		—		—		—
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve	—	—	**) —		—	**)	—	—	—		—		—		—
Cost of share-based payment	—	—	—				2	—	—		2		11		13
Dividend to equity holders of the Company	—	—	(60)		—		—	—	—		(60)		—		(60)
Capital issuance to non-controlling interests	—	—	—		—		16	—	—		16		250		266
Non-controlling interests in initially consolidated company	—	—	—		—		—	—	—		—		742		742
Acquisition of non-controlling interests	—	—	—		—	*)	(10)	—	—		(10)		(121)		(131)
Conversion and re-purchase of convertible debentures in investees	—	—	—		—		—	—	—		—		(1)		(1)
Dividend to non-controlling interests	—	—	—		—		—	—	—		—		(136)		(136)

Balance as of March 31, 2011	208	3,481	*) 3,353	*)	(1,141)	*)	247	(4)	(21)	*)	6,123	*)	10,374	*)	16,497

*)	Retroactively adjusted due to amendment to IAS 12, see Note 2b.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

8

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings		Foreign currency translation reserve		Other reserves		Loans granted to purchase shares		Treasury shares	Total		Non-controlling interests		Total equity
	Audited
	NIS in millions
Balance as of January 1, 2011		208	3,474	*)	3,427	*)	(1,313)	*)	220		(4)	(21)	*)	5,991	*)	9,333	*)	15,324

Net income		—	—	*)	713		—		—		—	—	*)	713	*)	1,343	*)	2,056
Other comprehensive income		—	—		—	*)	585		(73)		—	—	*)	512	*)	495	*)	1,007

Total comprehensive income (loss)		—	—		713		585		(73)		—	—	*)	1,225	*)	1,838	*)	3,063

Issue of shares net of issue expenses		10	303		—		—		—		—	—		313		—		313
Exercise and expiration of share options issued by the Company	**)	—	10		—		—		(8)		—	—		2		—		2
Revaluation of loans to purchase shares		—	—	**)	—		—		—	**)	—	—		—		—		—
Repayment of loans to purchase shares		—	—		—		—		—		4	—		4		—		4
Waiver of salary by controlling shareholder, net		—	—		—		—		64		—	—		64		—		64
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve		—	—		4		—		(4)		—	—		—		—		—
Cost of share-based payment		—	—		—		—		7		—	—		7		52		59
Dividend to equity holders of the Company		—	—		(241)		—		—		—	—		(241)		—		(241)
Capital issuance to non-controlling interests		—	—		—		—		(12)		—	—		(12)		1,197		1,185
Acquisition of non-controlling interests		—	—		—		—	*)	(44)		—	—		(44)		(363)		(407)
Non-controlling interests in initially consolidated companies		—	—		—		—		—		—	—		—		901		901
Conversion and re-purchase of convertible debentures in investees		—	—		—		—		—		—	—		—		2		2
Dividend to non-controlling interests		—	—		—		—		—		—	—		—		(545)		(545)

Balance as of December 31, 2011		218	3,787	*)	3,903	*)	(728)	*)	150	**)	—	(21)	*)	7,309	*)	12,415	*)	19,724

*)	Retroactively adjusted due to amendment to IAS 12, see Note 2b.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

9

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended December 31,
	2012	2011		2011
	Unaudited			Audited
	NIS in millions
Cash flows from operating activities:
Net income	569	*)	196	*) 2,056

Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	474		538	2,223
Group’s share in losses (earnings) of associates, net	(2)		6	(40)
Fair value gain from investment property and investment property under development, net	(321)		(69)	(1,803)
Depreciation and amortization of fixed and intangible assets (including impairment of goodwill)	10		11	80
Taxes on income	137	*)	55	*) 373
Impairment loss of financial assets	1		5	16
Impairment loss of other assets	—		—	5
Capital loss (gain), net	3		(1)	19
Change in employee benefit liability	(2)		—	4
Gain from decrease in holding interest and disposal of investees, net	(4)		(30)	(29)
Gain from bargain purchase	(82)		—	(102)
Cost of share-based payment	14		13	59
Salary expenses charged to capital reserve	—		—	105

	228		528	910

Changes in assets and liabilities items:

Increase in trade receivables and other accounts receivable	(61)		(71)	(239)
Increase in inventories of buildings and land less advances from customers and buyers of apartments, net	(14)		(17)	(54)
Increase (decrease) in trade and other accounts payable	(85)		112	42
Increase in tenants’ security deposits, net	4		4	15

	(156)		28	(236)

Net cash provided by operating activities before interest, dividend and taxes	641		752	2,730

Cash paid and received during the period for:
Interest paid	(501)		(435)	(1,594)
Interest received	14		10	31
Dividend received	2		1	1
Taxes paid	(10)		(13)	(15)
Taxes received	—		27	37

	(495)		(410)	(1,540)

Net cash provided by operating activities	146		342	1,190

*)	Retroactively adjusted due to amendment to IAS 12, see Note 2b.

The accompanying notes are an integral part of these interim consolidated financial statements.

10

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
Cash flows from investing activities:

Acquisition of initially consolidated subsidiaries (a)	—	92	92
Initial consolidation of investment previously accounted for using proportionate consolidation (b)	—	—	(8)
Increase in holding interest in proportionate consolidated company (c)	(99)	—	(87)
Proceeds from realizing investments in subsidiaries and proportionate consolidated companies (d)	(12)	11	11
Investment in investees	(19)	—	(54)
Acquisition, construction and development of investment property	(1,150)	(1,214)	(7,308)
Investments in fixed assets	—	(4)	(36)
Proceeds from sale of investment property and investment property under development	383	26	3,186
Proceeds from sale of fixed assets	—	13	13
Grant of long-term loans	(115)	(21)	(234)
Collection of long-term loans	—	18	20
Short-term investments, net	281	51	80
Investment in financial assets	(211)	(21)	(1,029)
Proceeds from sale of financial assets	174	—	506

Net cash used in investing activities	(768)	(1,049)	(4,848)

Cash flows from financing activities:

Issue of shares net of issue expenses	—	—	313
Repayment of loans granted for purchase of Company’s shares	—	—	4
Exercise of share options into Company’s shares	—	2	2
Capital issuance to non-controlling interests, net	58	37	714
Increase in the parent’s ownership in subsidiaries	(15)	(132)	(410)
Dividend paid to equity holders of the Company	—	(57)	(298)
Dividend paid to non-controlling interests	(125)	(117)	(567)
Receipt of long-term loans	1,715	719	6,949
Repayment of long-term loans	(1,151)	(990)	(5,544)
Receipt (repayment) of long-term credit facilities from banks, net	(741)	807	1,805
Repayment and early redemption of debentures and convertible debentures	(347)	(457)	(1,058)
Short-term credit from banks and others, net	(131)	(35)	186
Issue of debentures and convertible debentures, net	736	955	2,247

Net cash provided by (used in) financing activities	(1)	732	4,343

Exchange differences on balances of cash and cash equivalents	11	10	(45)

Increase (decrease) in cash and cash equivalents	(612)	35	640

Cash and cash equivalents at the beginning of the period	1,961	1,321	1,321

Cash and cash equivalents at the end of the period	1,349	1,356	1,961

The accompanying notes are an integral part of these consolidated financial statements.

11

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
(a) Acquisition of initially consolidated subsidiaries

Working capital (excluding cash and cash equivalents):
Current assets	—	(14)	(14)
Assets held for sale	—	(465)	(465)
Current liabilities	—	311	311

	—	(168)	(168)
Investment property and other non-current assets	—	(1,791)	(1,791)
Long-term liabilities	—	1,066	1,066
Non-controlling interests in initially consolidated subsidiaries	—	742	742
Issue of shares to non-controlling interests in EQY	—	265	265
Goodwill created in acquisition	—	(22)	(22)

Increase in cash and cash equivalents	—	92	92

(b) Initial consolidation of investment previously accounted for using proportionate consolidation

Working capital (excluding cash and cash equivalents):
Current assets	—	—	(747)
Current liabilities	—	—	576

	—	—	(171)
Non-current assets	—	—	(188)
Non-current liabilities	—	—	186
Non-controlling interests	—	—	158
Realization of exchange differences reserve	—	—	12
Loss on revaluation of previous investment	—	—	(31)
Gain from bargain purchase	—	—	26

Decrease in cash and cash equivalents	—	—	(8)

The accompanying notes are an integral part of these consolidated financial statements.

12

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
(c) Increase in holding interest in proportionate consolidated company

Working capital (excluding cash and cash equivalents):
Current assets	(4)	—	(15)
Current liabilities	8	—	11

	4	—	(4)

Non-current assets	(246)	—	(206)
Non-current liabilities	62	—	46
Non-controlling interests	(1)	—	1
Gain from bargain purchase	82	—	76

Decrease in cash and cash equivalents	(99)	—	(87)

(d) Proceeds from realizing investments in subsidiaries and proportionate consolidated companies

Working capital (excluding cash and cash equivalents):	(16)	(3)	(3)
Investment in a company treated according to equity method	—	(9)	(9)
Fixed Assets	8	—	—
Warrants exercisable into shares in proportionate consolidated company	—	*) —	*) —
Receipts on account of shares in a subsidiary	—	(7)	(7)
Gain due to realization of investment	4	30	30

	(4)	11	11
Receivables due to realization of investment	(8)	—	—

Increase(decrease) in cash and cash equivalents	(12)	11	11

(e) Significant non-cash transactions:

Conversion of convertible debentures into subsidiary’s shares	73	*) —	206

Acquisition of subsidiary’s shares in exchange for issuance of shares by subsidiaries	—	265	265

Dividend payable by the Company	66	60	—

*)	Represents an amount of less than NIS 1 million.

13

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	These condensed interim consolidated financial statements have been prepared in a condensed format as of March 31, 2012 and for the three months then ended (“condensed interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2011 and for the year then ended and accompanying notes (“annual financial statements”).

b.	As of March 31, 2012 (the “reporting date”), the Group has a working capital deficiency of New Israeli Shekels (“NIS”) 808 million. The Group has unused approved credit facilities in the amount of NIS 6.1 billion that can be used over the coming year. Furthermore, subsequent to the reporting date the group companies raised long-term debt, see Note 4. In addition, as of the reporting date, the Group has unencumbered investment property and investment property under development presented in the condensed interim consolidated financial statements at their fair value of NIS 35.4 billion. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

14

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Changes in accounting policies due to application of new IFRS standards:

IAS 12—Income Taxes

The amendment to IAS 12 (the “Amendment”) relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment is adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2012.

Below is the IAS 12 amendment impact on the consolidated financial statements:

In the consolidated statements of financial position -

	December 31, 2011
	As previously reported	Retroactive adjustment	As currently presented
	NIS in million
Deferred taxes liabilities	2,924	(340)	2,584

Retained earnings	3,737	166	3,903

Retained currency translation reserve	(734)	6	(728)

Other reserves	149	1	150

Total equity attributable to equity holders of the Company	7,136	173	7,309

Non-controlling interests	12,248	167	12,415

Total equity	19,384	340	19,724

15

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	March 31, 2011
	As previously reported	Retroactive adjustment	As currently presented
	NIS in million
Deferred taxes liabilities	2,205	(164)	2,041

Retained earnings	3,271	82	3,353

Foreign currency translation reserve	(1,140)	(1)	(1,141)

Other reserves	248	(1)	247

Total equity attributable to equity holders of the Company	6,043	80	6,123

Non-controlling interests	10,290	84	10,374

Total equity	16,333	164	16,497

	January 1, 2011
	As previously reported	Retroactive adjustment	As currently presented
	NIS in million
Retained earnings	3,348	79	3,427

Foreign currency translation reserve	(1,312)	(1)	(1,313)

Other reserves	222	(2)	220

Total equity attributable to equity holders of the Company	5,915	76	5,991

Non-controlling interests	9,254	79	9,333

Total equity	15,169	155	15,324

16

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the consolidated statements of comprehensive income -

	Year ended December 31, 2011
	As previously reported	Retroactive adjustment	As currently presented
	NIS in million (except for per share date)
Taxes on income	545	(172)	373

Net income	1,884	172	2,056

Attributable to:

Equity holders of the Company	626	87	713

Non-controlling interests	1,258	85	1,343

Net earnings per share attributable to equity holders of the Company (NIS):

Basic net earnings	4.05	0.54	4.59

Diluted net earnings	3.75	0.49	4.24

Total comprehensive income	2,881	182	3,063

Attributable to:

Equity holders of the Company	1,131	94	1,225

Non-controlling interests	1,750	88	1,838

	Three months ended March 31, 2011
	As previously reported	Retroactive adjustment	As currently presented
	NIS in million (except for per share data)
Taxes on income	62	(7)	55

Net income	189	7	196

Attributable to:

Equity holders of the Company	(17)	3	(14)

Non-controlling interests	206	4	210

Net loss per share attributable to equity holders of the Company (NIS):

Basic and diluted net losses	(0.11)	0.02	(0.09)

Total comprehensive income	470	8	478

Attributable to:

Equity holders of the Company	179	3	182

Non-controlling interests	291	5	296

17

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 10—Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation—Special Purpose Entities”.

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive i.e., the holder must have the practical ability to exercise that right.

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee’s voting rights (de facto control), provided it is sufficient to give it power when the investor has the practical ability to direct the relevant activities unilaterally.

IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company is considering an early adoption of IFRS 10 during 2012. The Company believes that IFRS 10 will not have a material effect on the financial statements.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures.

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

IFRS 11 distinguishes between two types of joint arrangements:

•

Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method.

•	Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

18

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

IFRS 11 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company is considering an early adoption of IFRS 11 during 2012. The Company believes that due to the adoption of IFRS 11 part of its joint ventures, primarily Atrium European Real Estate Limited, Royal Senior Care LLC and Ronson from Dori group will be accounted for using the equity method rather than proportionate consolidation.

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	On February 15, 2012 FCR redeemed the remaining C$ 19.3 million (NIS 72 million) par value of convertible debentures (series A and B) in consideration for its par value and the unpaid accrued interest, in exchange for the issuance of 1.1 million FCR shares, according to FCR’s right to redeem these debentures for shares, pursuant to a conversion price of 97% of the weighted average of FCR’s share price during the 20 trade days ending on February 8, 2012.

b.	On January 12, 2012 Dori Group completed an issuance of 20.2 million ordinary shares, by way of rights offering pursuant to a shelf offering report from December 25, 2011 for immediate gross consideration of NIS 27.3 million. As part of the offering, Gazit Development acquired 15.0 million Dori Group’s shares. As a result of the offering, Gazit Development interest in Dori Group increased to 73.9%.

c.	On January 22, 2012 the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable into up to NIS 222 million par value debentures (Series K), for immediate consideration of NIS 226 million.

Each of the call options was exercisable by February 29, 2012 (the “expiration date”) at an exercise price of NIS 121.8 (linked to the Israeli CPI) for each NIS 120 par value of debentures (Series K). By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) in consideration for NIS 224 million.

d.	On January 30, 2012 Dori Group completed a public offering of NIS 62 million par value of debentures (series F), by way of series expansion according to a shelf prospectus, in consideration for NIS 71 million.

19

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

e.	On February 13, 2012 EQY announced that it has closed a U.S.$ 200 million (NIS 743 million) unsecured term loan which matures in February 2019 and can be increased to U.S.$ 250 million. The term loan bears interest at the annual rate of U.S. LIBOR plus 190 basis points subject to a pricing grid for changes in EQY’s credit ratings. EQY also entered into interest rate swaps converting the term loan’s LIBOR rate to a fixed interest rate, providing EQY an effective fixed interest rate on the term loan of 3.46% per annum based on the EQY’s current credit ratings.

f.	On February 16, 2012 FCR completed a public offering in Canada of C$ 75 million (NIS 279 million) par value unsecured convertible debentures (series H) by way of a shelf prospectus. The convertible debentures bear annual interest at the rate of 4.95%, payable in two semi-annual payments commencing on September 30, 2012 and are convertible into FCR shares for C$ 23.75 per share on each day from their listing for trade and payable on March 31, 2017. According to the terms of the debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 days prior to the repayment.

g.	On March 9, 2012 EQY completed a public secondary offering on behalf of LIH for selling 4.1 million of EQY shares held by LIH in gross proceeds of U.S.$ 76.4 million (NIS 292 million), which were transferred to LIH.

h.	During the reporting period, a wholly-owned subsidiary purchased additional 6.7 million ATR shares through stock exchange trades, in consideration for € 24.0 million (NIS 119 million). As a result of the purchases, the Company’s interest in ATR increased to 33.4% and the Company recognized a gain from bargain purchase in the amount of € 16.7 million (NIS 82 million), presented in other income.

After the reporting date, the wholly-owned subsidiary completed additional purchase of 1.2 million ATR shares.

NOTE 4:- EVENTS AFTER THE REPORTING DATE

a.	On April 4, 2012 FCR completed a public offering in Canada of C$ 175 million (NIS 652 million) par value unsecured debentures (Series N), by way of a shelf prospectus. The debentures bear fixed annual interest of 4.5%, and are payable in one principal payment in March 2021.

b.	On May 22, 2012 FCR completed a public offering in Canada of C$ 52.5 million (NIS 196 million) par value unsecured convertible debentures (Series I) by way of a shelf prospectus. The convertible debentures bear annual interest at the rate of 4.75%, payable in two semi-annual payments commencing on September 30, 2012 and are convertible into FCR shares for C$ 26.75 – C$27.75 (subject to the date of conversion) per share on each day from their listing for trade and payable on July 31, 2019.

20

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- EVENTS AFTER THE REPORTING DATE (Cont.)

c.	On May 7, 2012 the Company completed a private placement to institutional investors, of NIS 130 million par value debentures (Series J), by way of expansion of a listed series, along with 2.6 million non-listed call options exercisable into up to NIS 260 million par value debentures (Series K), for immediate consideration of NIS 175.

Each of the call options is exercisable to 100 debentures (series K) by June 14, 2012 at an exercise price of NIS 1.042 (unlinked) for each NIS 1 par value of debentures (Series K). As of the financial statements approval date no options were exercised.

d.	In May 2012 CTY issued EUR 150 million (NIS 743 million) par value unsecured debentures. The debentures carry fixed annual interest at the rate of 4.25% and mature in May 2017.

e.	On May 4, 2012 the Company and FCR have submitted to GAA a non-binding preliminary proposal to purchase all of the common shares of GAA not already beneficially owned by the Company which constitute 26.9% of GAA’s outstanding share capital for consideration valued at C$ 7.07 for each share of GAA, payable in cash and common shares of FCR. FCR will purchase 100% of a wholly-owned subsidiary of GAA, ProMed Properties CA Inc. (“ProMed CA”), which owns medical office and retail properties and will assume GAA’s indebtedness related to ProMed CA’s properties. The payment for the acquisition of ProMed CA will be made by issuance of FCR’s common shares.

The preliminary transaction proposal and consideration are subject to Canada’s court approval, GAA’s shareholders special meeting, full due diligence and completion of definitive transaction agreements and other customary conditions.

The proposed transaction is subject to the approval of the Company’s Audit Committee and the Board of Directors. The proposed transaction would be expected to close in July 2012.

f.	On May 15, 2012, S&P Maalot reaffirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures and revised its outlook to stable.

g.	On May 22, 2012, the Company declared a dividend in the amount of NIS 0.40 per share (a total of approximately NIS 66 million), payable on July 3, 2012 to the shareholders of the Company on June 18, 2012.

21

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- OPERATING SEGMENTS

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months Ended March 31, 2012

Segment revenues	307	524	286	111	488	177	6	1,899

Segment results	145	305	160	62	*) —	100	409	1,181

Finance expenses, net								(475)

Income before taxes on income								706

*)	Represents an amount of less than NIS 1 million.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months Ended March 31, 2011

Segment revenues	309	473	256	89	177	138	3	1,445

Segment results	198	279	133	37	44	74	29	794

Finance expenses, net								(543)

Income before taxes on income								251

	Shopping centers in U.S	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Year ended December 31, 2011
	Audited
	NIS in millions
For the year ended December 31, 2011

Segment revenues	1,045	1,906	1,081	364	1,258	620	222	6,496

Segment results	335	1,141	584	216	66	334	1,992	4,668

Finance expenses, net								(2,239)

Income before taxes on income								2,429

22

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- OPERATING SEGMENTS (Cont.)

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
March 31, 2012	11,379	22,948	12,736	4,651	1,934	7,704	5,446	66,798

March 31, 2011	10,686	18,153	11,943	3,573	766	6,486	5,066	56,673

December 31, 2011 (audited)	11,162	22,650	12,698	4,353	1,883	7,795	6,191	66,732

23

GAZIT-GLOBE LTD.

Financial Data from the Consolidated Interim Financial Statements

Attributable to the Company

As of March 31, 2012

Unaudited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation

38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of March 31, 2012 and for the three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for this interim period, based on our review.

We did not review the separate interim financial information of the financial statements of subsidiaries, whose assets net of liabilities attributable thereto, net amounted to NIS 8,590 million as of March 31, 2012, and from which earnings amounted to NIS 263 million in the three months then ended. The financial statements of those companies were reviewed by other auditors, whose reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 22, 2012	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below is separate financial data and financial information from the Group’s consolidated interim financial statements as of March 31, 2012, published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries—as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of financial position attributed to the Company

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
ASSETS

Current assets
Cash and cash equivalents	256	99	692
Short-term loans and current maturities of long-term loans to subsidiaries	149	152	158
Financial derivatives	90	105	82
Other accounts receivable	108	103	4

Total current assets	603	459	936

Non-current assets

Long-term loans and deposits	**) —	4	**) —
Financial derivatives	867	923	908
Loans to subsidiaries	7,370	6,795	7,226
Debentures of subsidiary	228	224	226
Investments in subsidiaries	9,980	*) 7,996	*) 9,787
Fixed assets, net	6	5	6
Deferred expenses	**) —	**) —	**) —

Total non-current assets	18,451	15,947	18,153

Total assets	19,054	16,406	19,089

*)	Retroactively adjusted due to amendment to IAS 12, see Section c.
**)	Represents an amount lower than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of financial position attributed to the Company

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

Current liabilities
Current maturities of debentures	479	486	776
Financial derivatives	—	9	—
Trade payables	7	5	2
Other accounts payable	257	96	319
Current tax payable	1	1	3
Dividend payable	66	60	—

Total current liabilities	810	657	1,100

Non-current liabilities

Loans from banks	2,193	1,496	2,442
Debentures	8,530	8,021	8,103
Deferred taxes	125	109	135

Total Non-current liabilities	10,848	9,626	10,680

Equity attributable to equity holders of the Company

Share capital	218	208	218
Share premium	3,787	3,481	3,787
Reserves	(706)	*) (919)	*) (599)
Retained earnings	4,097	*) 3,353	*) 3,903

Total equity	7,396	*) 6,123	*) 7,309

Total liabilities and equity	19,054	16,406	19,089

*)	Retroactively adjusted due to amendment to IAS 12, see Section c.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

May 22, 2012

Date of approval of the	Chaim Katzman	Aharon Soffer	Gadi Cunia
financial statements	Chairman of the Board	President	Executive Vice President and CFO

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of income attributed to the Company

	Three months ended March 31		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
Management fees from subsidiaries	**) —	6	8
Finance income from subsidiaries	88	76	330
Other finance income	1	21	61

Total income	89	103	399

General and administrative expenses	14	17	66
Finance expenses	159	283	793
Other expenses	**) —	—	6

Total expenses	173	300	865

Loss before income from subsidiaries, net	(84)	(197)	(466)

Income from subsidiaries, net	335	*) 163	*) 1,189

Income (loss) before taxes on income	251	(34)	723
Taxes on income (tax benefit)	(9)	(20)	10

Net income (loss) attributable to the Company	260	*) (14)	*) 713

*)	Retroactively adjusted due to amendment to IAS 12, see Section c.
**)	Represents an amount lower than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of comprehensive income attributed to the Company

	Three months ended March 31		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
Net income (loss) attributable to the Company	260	*) (14)	*) 713

Other comprehensive income (loss) attributable to the Company (net of tax effect):

Exchange differences on foreign currency translation	(69)	(41)	159
Gain on cash flow hedge	—	3	9

Other comprehensive income (loss) attributable to the Company	(69)	(38)	168

Other comprehensive income (loss) attributable to subsidiaries (net of tax effect)	(12)	234	*) 344

Total other comprehensive income (loss) attributable to the Company	(81)	196	512

Total comprehensive income attributable to the Company	179	*) 182	*) 1,225

*)	Retroactively adjusted due to amendment to IAS 12, see Section c.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of cash flows attributed to the Company

	Three months ended March 31		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
Cash flows from operating activities of the Company

Net income (loss) attributable to the Company	260	*) (14)	*) 713

Adjustments required to present cash flows used in operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	**) —	**) —	1
Finance expenses, net	70	186	402
Income from subsidiaries, net	(335)	*) (163)	*) (1,189)
Cost of share-based payment	1	2	7
Taxes on income (tax benefit)	(9)	(20)	10

	(273)	5	(769)

Changes in asset and liability items of the Company:

Decrease (increase) in other accounts receivable	12	(16)	28
Decrease in trade payables and other accounts payable	**) —	(7)	(55)

	12	(23)	(27)

Cash paid and received during the period by the Company for:

Interest paid	(179)	(117)	(261)
Interest received	1	**) —	2
Interest received from subsidiaries	41	44	280
Taxes paid	(1)	(1)	(4)
Dividend received from subsidiaries	—	—	80

	(138)	(74)	97

Net cash provided by (used in) operating activities of the Company	(139)	(106)	14

*)	Retroactively adjusted due to amendment to IAS 12, see Section c.
**)	Represents an amount lower than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Financial information out of consolidated statements of cash flows attributed to the Company

	Three months ended March 31		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	NIS in millions
Cash flows from investment activities of the Company

Acquisition of fixed assets	—	(1)	(2)
Investments in subsidiaries	—	—	(303)
Loans repaid by (granted to) subsidiaries, net	(172)	313	(227)
Repayment of a loan granted	—	4	5
Repayment of deposit	—	—	4

Net cash provided by (used in) investment activities of the Company	(172)	316	(523)

Cash flows from financing activities of the Company

Issue of shares less issue expenses	—	—	313
Exercise of share options into shares	—	2	2
Repayment of loans for purchase of company shares	—	—	4
Dividend paid to equity holders of the Company	—	(60)	(241)
Issue of debentures less issue expenses	434	—	446
Repayment and early redemption of debentures	(297)	(12)	(233)
Receipt (repayment) of long-term credit facilities from banks, net	(259)	(64)	897

Net cash provided by (used in) financing activities of the Company	(122)	(134)	1,188

Exchange differences on balance of cash and cash equivalents	(3)	(12)	(22)

Increase (decrease) in cash and cash equivalents	(436)	64	657

Cash and cash equivalents at the beginning of period	692	35	35

Cash and cash equivalents at the end of period	256	99	692

Significant non-cash transactions of the Company

Dividend payable	66	60	—

Exchange of loans granted to subsidiaries for share issuance	—	—	347

Redemption of preferred shares of a subsidiary against loan repayment	—	—	50

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

Additional information

a.	General

This separate financial information have been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2011 and for the year then ended and accompanying notes thereto, as well as in conjunction with the interim consolidated financial statements as of March 31, 2012.

b.	As of March 31, 2012 (the “reporting date”), the Company has a working capital deficiency of NIS 207 million. The Company and its wholly-owned subsidiaries has approved unutilized credit facilities amounting to NIS 1.4 billion that can be used over the coming year. Furthermore, subsequent to the reporting date, the Company raised NIS 175 million in long-term debt, see section f1 below. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Changes in accounting policies due to application of new IFRS standards:

IAS 12—Income Taxes

The amendment to IAS 12 (the “Amendment”) relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment is adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2012.

GAZIT-GLOBE LTD.

Additional information

c.	Changes in accounting policies due to application of new IFRS standards (Cont.):

Below is the IAS 12 amendment impact on the separate financial statements:

In the statements of financial position -

	December 31, 2011
	As previously reported	Retroactive adjustment	As currently presented
	NIS in million
Investments in subsidiaries	9,614	173	9,787

Retained earnings	3,737	166	3,903

Reserves	(606)	7	(599)

Total equity attributable to equity holders of the Company	7,136	173	7,309

	March 31, 2011
	As previously reported	Retroactive adjustment	As currently presented
	NIS in million
Investments in subsidiaries	7,916	80	7,996

Retained earning	3,271	82	3,353

Reserves	(917)	(2)	(919)

Total equity attributable to equity holders of the Company	6,043	80	6,123

In the consolidated statements of comprehensive income -

	Year ended December 31, 2011
	As previously reported	Retroactive adjustment	As currently presented
	NIS in million
Income from subsidiaries, net	1,102	87	1,189

Net income attributable to equity holders of the Company	626	87	713

Total comprehensive income attributable to equity holders of the Company	1,131	94	1,225

GAZIT-GLOBE LTD.

Additional information

c.	Changes in accounting policies due to application of new IFRS standards (Cont.):

	Three months ended March 31, 2011
	As previously reported	Retroactive adjustment	As currently presented
	NIS in million
Income from subsidiaries, net	160	3	163

Loss attributable to equity holders of the Company	(17)	3	(14)

Total comprehensive income attributable to equity holders of the Company	179	3	182

d.	Debt raising

On January 22, 2012 the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable into up to NIS 222 million par value debentures (Series K), for immediate consideration of NIS 226 million.

Each of the call options was exercisable by February 29, 2012 (the “expiration date”) at an exercise price of NIS 121.8 (linked to the Israeli CPI) for each NIS 120 par value of debentures (Series K). By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) in consideration for NIS 224 million.

e.	In the first quarter of 2012, CTY declared a dividend amounting to EUR 41.7 million. The Company’s share of this dividend, paid in April 2012, amounted to NIS 99.2 million.

f.	Events after the reporting date

1.	On May 7, 2012 the Company completed a private placement to institutional investors, of NIS 130 million par value debentures (Series J), by way of expansion of a listed series, along with 2.6 million non-listed call options exercisable into up to NIS 260 million par value debentures (Series K), for immediate consideration of NIS 175 million.

Each of the call options is exercisable to 100 debentures (series K) by June 14, 2012 at an exercise price of NIS 1.042 (unlinked) for each NIS 1 par value of debentures (Series K). As of the financial statements approval date no options were exercised.

GAZIT-GLOBE LTD.

Additional information

2.	For details regarding the Company’s and FCR’s submission to GAA of a non-binding preliminary proposal to purchase all of the common shares of GAA not already beneficially owned by the company, see note 4e for the interim consolidated financial statements.

3.	On May 15, 2012, S&P Maalot reaffirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures and revised its outlook to stable.

g.	Dividend

On May 22, 2012, the Company declared a dividend in the amount of NIS 0.40 per share (a total of approximately NIS 66 million), payable on July 3, 2012, to the shareholders of the Company on June 18, 2012.

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gadi Cunia, Senior Executive Vice-President and Chief Financial Officer;

3.	Eran Ballan, Senior Executive Vice-President, General Counsel and Company Secretary;

4.	Varda Zuntz, Head of Corporate Responsibility;

5.	Rami Vaisenberger, Vice President and Controller.

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Periodic Report for the period ended December 31, 2011 (the “Last Annual Report regarding Internal Control”), the Board of Directors and management evaluated the Corporation’s internal control. Based on this evaluation, the Board of Directors and management reached the conclusion that the aforesaid internal control, as of December 31, 2011, is effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as expressed within the framework of the Last Annual Report regarding Internal Control.

As of the date of the report, based on the evaluation of the effectiveness of the internal control in the Last Annual Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Officers’ Declarations

A)	Declaration of the President in accordance with Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2012 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit and Balance Sheet Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 22, 2012
Aharon Soffer, President

B)	Declaration of the most senior officer in the finance area in accordance with Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gadi Cunia, declare that:

(1)	I have examined the interim financial statements and the other financial information included in the statements for the interim period of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2012 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit and Balance Sheet Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Preparation of Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which relates to the interim financial statements and any other financial information included in the Statements for the Interim Period, which would be enough, in my opinion, to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 22, 2012
Gadi Cunia, Senior Executive VP and Chief Financial Officer